UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14760

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Title:	RAIT Investment Trust 401(k) Profit Sharing Plan
Address:	See Below

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Name:	RAIT Financial Trust
Address:	2929 Arch Street, 17th Floor Philadelphia, PA 19104

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RAIT INVESTMENT TRUST 401(K) PROFIT SHARING PLAN

DECEMBER 31, 2006 AND 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the RAIT Investment Trust 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the RAIT Investment Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 27, 2007

RAIT Investment Trust 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments at fair value
Mutual funds
Fidelity Advisor Equity Growth Fund	$5,505	$142,630
Fidelity Advisor Balanced Fund	393	17,494
Fidelity Advisor Growth and Income Fund	1,195	103,231
Fidelity Advisor Growth Opportunities Fund	2,376	66,714
Fidelity Advisor Mid Cap Fund	6,756	163,950
Fidelity Advisor Value Strategies Fund	3,952	63,905
Fidelity Advisor Financial Services Fund	567	5,790
Oppenheimer Capital Appreciation Fund	10,574	—
Oppenheimer Balanced Fund	22,318	—
Oppenheimer Main Street Fund	71,624	—
Oppenheimer Main Street Opportunity Fund	66,077	—
Oppenheimer Small Cap Value Fund	88,252	—
Oppenheimer Value Fund	74,501	—
Oppenheimer Strategic Income Fund	18,436	—
Oppenheimer Commodity Strategy Total Return Fund	9,225	—
Oppenheimer Main Street Small Cap Fund	36,953	—
Oppenheimer Portfolio Series Conservative Investment Fund	2,716	—
Oppenheimer Portfolio Series Moderate Investment Fund	57,402	—
Oppenheimer Portfolio Series Equity Investor Fund	55,620	—
Oppenheimer Portfolio Series Active Allocation Fund	66,379	—
Oppenheimer International Diversified Fund	40,184	—
Oppenheimer Global Fund	69,164	—
Oppenheimer Growth Fund	43,413	—
Oppenheimer Core Bond Fund	1,814	—
Oppenheimer MidCap Fund	44,217	—
Loans to participants	44,025	2,012
Company common shares	2,970,041	1,828,258

Total investments	3,813,679	2,393,984
Cash and cash equivalents	23,726	2,145
Employer contributions receivable	8,750	—
Employee contributions receivable	11,547	19,216
Dividend receivables	69,618	—
Other receivables	119	—
Other liabilities	—	(3,777)

Net assets available for plan benefits	$3,927,439	$2,411,568

The accompanying notes are an integral part of these financial statements.

RAIT Investment Trust 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006
ADDITIONS:
Investment income
Interest and dividends	$253,880
Net appreciation in fair value of mutual funds	173,580
Net appreciation in fair value of Company common shares	557,546

985,006

Contributions
Employer	228,438
Employee	302,427

530,865

Total additions	1,515,871

DEDUCTIONS:
Benefits paid to participants	—

Total deductions	—

Net increase	1,515,871
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	2,411,568

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$3,927,439

The accompanying notes are an integral part of this financial statement.

RAIT Investment Trust 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A — DESCRIPTION OF PLAN

The following description of the RAIT Investment Trust 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan, established by RAIT Financial Trust (the “Company”), the Sponsor and Plan Administrator, covering all salaried employees of the Company who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All Plan administrative expenses are paid by the Sponsor.

2. Contributions

Each year, participants may elect to make contributions through payroll deductions from their weekly salary up to the maximum percentage of compensation and dollar amounts permissible under the Internal Revenue Code. The maximum dollar amount was $15,000 for 2006 and $14,000 for 2005. However, in 2006 and 2005, if a participant reached age 50 by the last day of the plan year, he or she was able to contribute an additional “catch up” contribution of $5,000 and $4,000, respectively, to the Plan on a pre-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and Company common shares as investment options for participants. The Company makes a matching contribution as a nonparticipant directed investment equal to 75% of the amount that a participant contributes to the Plan.

3. Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings. Allocations are elected by the participant for their contributions and by the Company for its matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4. Vesting

Participants are fully vested in their self-directed participant accounts. The vesting for participants in their employer match portion is as follows: 20% vested at 1 year, 40% vested at 2 years, 60% vested at 3 years, 80% vested at 4 years, and 100% vested at 5 years.

5. Loan Provisions

A participant may borrow up to 50% of the balance in his or her account, with a minimum borrowing of $1,000 and a maximum borrowing of $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate that provides a rate of return commensurate with the interest rate that would be made under similar circumstances to the borrower. Participants may choose to repay the loan in one to five years through payroll deductions. The outstanding loans at December 31, 2006 carry a weighted average interest rate of 7.00%. Loans are payable in full upon participant’s termination of employment with the Company.

6. Payment of Benefits

On termination of services due to death, disability, retirement, or termination for other than those reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

7. Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $17,407 and $10,934. During 2006 and 2005, employer contributions were reduced by $0 and $14,192 from forfeited nonvested accounts. Forfeited nonvested accounts are used first to reduce future employer contributions and second to reduce plan expenses.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING AND ADMINISTRATIVE POLICIES

1. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

3. Investment Valuation and Income Recognition

The Company has established the Plan and has overall control and authority to administer the Plan. The Company established a trust (the “Trust”) which holds all Plan assets. The Trust is a tax-exempt trust registered as an open-end management investment company. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Mutual funds are valued at the net asset value of units held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

4. Payment of Benefits

Benefits are recorded when paid.

5. Plan Termination

The Sponsor intends to continue the Plan indefinitely. Upon termination of the Plan, or upon complete discontinuance of contributions, a participant will immediately become 100% vested in the value of the participant’s account, regardless of the Plan’s current vesting schedule.

NOTE C — INVESTMENTS

The following investment vehicles are available to the participants:

Fidelity Advisor Equity Growth Fund — Seeks to achieve capital appreciation through investments in domestic and foreign companies that are believed to have an above average growth potential. The fund normally holds at least 65% of its total assets in common stock.

Fidelity Advisor Balanced Fund — Seeks to achieve both income and capital growth through investments in domestic and foreign companies with emphasis on above-average income-producing securities that tend to have more value than growth characteristics. The fund typically holds approximately 60% of its total assets in stock and other equity securities and at least 25% of its total assets in fixed-income senior securities, typically debt securities and preferred stock. The remainder is invested in bond and other debt securities that include lower-quality debt securities.

Fidelity Advisor Growth and Income Fund — Seeks a high total return through investments in domestic and foreign companies that currently pay common stock dividends and show potential for capital appreciation. The fund also potentially invests in lower-quality debt securities and common stock that does not currently pay dividends to seek a higher capital return.

Fidelity Advisor Growth Opportunities Fund — Seeks long-term capital growth through investments in domestic and foreign companies, primarily in common stock.

Fidelity Advisor Mid Cap Fund — Seeks long-term capital appreciation through investments in common stock of domestic and foreign companies with medium market capitalization. The fund typically holds at least 65% of its total assets in these types of securities.

Fidelity Advisor Value Strategies Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies that the fund managers believe are undervalued in the marketplace. The fund typically invests in medium-sized companies, but will also invest in larger and smaller companies.

Fidelity Advisor Financial Services Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies. The fund normally invests at least 80% of its assets in securities of companies principally engaged in providing financial services to consumers and industry.

Oppenheimer Capital Appreciation Fund — Seeks capital growth through investment in large to mid-sized growth stocks with moderate risk. The fund identifies high-quality, large-cap growth companies that have the potential for sustainable growth rates and solid investment returns over the next 3 to 5 years.

Oppenheimer Balanced Fund — Seeks to provide capital appreciation and income through diversification in growth- and value-oriented stocks balanced primarily by high quality bonds to help diminish volatility. The fund’s assets are spread among different types of stocks and primarily high quality bonds to help provide growth potential with moderate risk.

Oppenheimer Main Street Fund — Seeks a total return through investment in common stocks, preferred stocks, convertibles, bonds, debentures, and notes.

Oppenheimer Main Street Opportunity Fund — Seeks capital appreciation through investment in diversified stocks with a mix of larger and smaller companies, and growth-and value-oriented stocks. The fund invests in the stocks of large, mid-size, and small companies, actively seeking the most attractive segments of the market as the investing environment changes.

Oppenheimer Small Cap Value Fund — Seeks capital appreciation through investment in small-cap company stocks trading at a discount relative to their potential earnings growth.

Oppenheimer Value Fund — Seeks capital appreciation through investment in stocks of established businesses trading at a discount relative to their potential earnings growth.

Oppenheimer Strategic Income Fund — Seeks capital appreciation through a broad diversification across bond sectors to help lower volatility. The fund invests in a mix of bond sectors that often respond differently to changes in the market—creating a natural hedge.

Oppenheimer Commodity Strategy Total Return Fund — Seeks long-term capital growth through portfolio diversification and a hedge against inflation through exposure to commodities markets.

Oppenheimer Main Street Small Cap Fund — Seeks capital appreciation through investment in broadly diversified small-company stock with a mix of growth-and value-oriented investments. The fund typically holds 1,000 or more growth and value stocks that allows the fund to serve as a single solution for investors seeking small cap exposure.

Oppenheimer Portfolio Series Conservative Investment Fund — Seeks capital appreciation through diversified investments in current income with secondary objective of long-term capital growth

Oppenheimer Portfolio Series Moderate Investment Fund — Seeks long-term capital growth and secondary objective of current income through diversified investments.

Oppenheimer Portfolio Series Equity Investor Fund — Seeks long-term capital growth through diversified investments.

Oppenheimer Portfolio Series Active Allocation Fund — Seeks long-term capital growth with a secondary objective of current income. The fund offers a way to access the potential benefits of diversified portfolios comprised of quality underlying funds.

Oppenheimer International Diversified Fund — Seeks capital growth from domestic and foreign companies. The fund can invest in up to seven international Oppenheimer funds to provide investors with international exposure, professional active management and diversification. Each of the underlying funds in the portfolio is individually managed by one of Oppenheimer’s international fund managers.

Oppenheimer Global Fund — Seeks capital growth potential from domestic and foreign companies. The fund identifies broad economic themes that fund managers believe will lead to global growth for years to come, such as growing affluence worldwide, new technologies, the aging of the population, and corporate restructuring.

Oppenheimer Growth Fund — Seeks long-term capital growth through investment in large company growth stocks with sustainable revenue and earnings growth. The fund has invested in a relatively focused portfolio of about 60 to 80 large-company growth stocks.

Oppenheimer Core Bond Fund — Seeks capital appreciation through investment in higher quality corporate and government fixed income securities. The fund invests primarily in higher credit quality corporate bonds as well as government securities seeking solid income and return potential.

Oppenheimer MidCap Fund — Seeks capital appreciation through investment in mid-sized growth companies’ stock with market capitalizations between $2 billion and $11.5 billion.

RAIT Financial Trust Common Shares — The Company is a real estate investment trust that makes investments in real estate primarily by making real estate loans, acquiring real estate loans, and acquiring interests in real estate. These common shares are traded on the New York Stock Exchange.

The Trust holds the assets of the above accounts.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2006 and 2005, is as follows:

	2006		2005
RAIT Financial Trust Common Shares	$2,970,041	(a)	$1,828,258	(a)
Fidelity Advisor Equity Growth Fund	—		142,630
Fidelity Advisor Mid Cap Fund	—		163,950

(a)	Includes nonparticipant directed investments of $1,645,465 and $1,067,634 as of December 31, 2006 and 2005, respectively.

NOTE D — NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Net Assets:

RAIT Investment Trust Common Shares	$1,645,465	$1,067,634
Oppenheimer Capital Appreciation Fund	739	—
Oppenheimer Balanced Fund	1,920	—
Oppenheimer Main Street Fund	6,258	—
Oppenheimer Main Street Opportunity Fund	3,977	—
Oppenheimer Small Cap Value Fund	5,437	—
Oppenheimer Value Fund	5,204	—
Oppenheimer Strategic Income Fund	304	—
Oppenheimer Commodity Strategy Total Return Fund	1,454	—
Oppenheimer Main Street Small Cap Fund	3,956	—
Oppenheimer Portfolio Series Conservative Investment Fund	225	—
Oppenheimer Portfolio Series Moderate Investment Fund	4,579	—
Oppenheimer Portfolio Series Equity Investor Fund	2,600	—
Oppenheimer Portfolio Series Active Allocation Fund	3,086	—
Oppenheimer International Diversified Fund	2,675	—
Oppenheimer Global Fund	7,054	—
Oppenheimer Growth Fund	2,511	—
Oppenheimer Core Bond Fund	247	—
Oppenheimer MidCap Fund	3,186	—
Cash and Receivables	38,509	—

	$1,739,386	$1,067,634

Year Ended December 31, 2006
Changes in Net Assets:
Contributions	$228,438
Net appreciation of Company common shares	439,962
Net appreciation of mutual funds	3,352
Benefits paid to participants	—

$671,752

NOTE E — RELATED PARTY TRANSACTIONS

Certain Plan investments are Company common shares. The Company is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest transactions. Investments include 86,138 and 70,535 Company common shares valued at $2,970,041 and $1,828,258 as of December 31, 2006 and 2005, respectively.

NOTE F — CHANGE OF CUSTODIAN

Effective August 1, 2006, the Plan changed custodians from Raymond James to MG Trust and Smith Barney. Plan assets were then transferred to MG Trust and Smith Barney and mapped to fund investments which were similar to investment options offered by the former custodian.

NOTE G — TAX STATUS

The Company has adopted a standardized prototype plan sponsored by KT Administrators (“KT”) in April 2002. KT received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 19, 2001, indicating that this form of the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 and, therefore, the trust is tax exempt under Section 501(a) of the Code. The Plan has been amended twice since the date of this determination letter. KT has advised the Company that these amendments did not require a new determination letter from the IRS because these amendments are within the parameters contained in the form of the Plan that was the subject of the determination letter dated November 19, 2001. The Plan Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

NOTE H — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE I— RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$3,927,439	$2,411,568

Benefits payable	(16,604)	—
Other liabilities payable	—	3,777

Net assets available for benefits per the Form 5500	$3,910,835	$2,415,345

The following is a reconciliation of the changes in net assets per the financial statements at December 31, 2006 to Schedule I on Form 5500:

Change in net assets per the financial statements	$1,515,871
Deduct: Amounts allocated to other liabilities at December 31, 2005	(3,777)
Deduct: Amounts allocated to benefits payable at December 31, 2006	(16,604)

Changes in net assets per Schedule I of Form 5500	$1,495,490

Amounts allocated to corrective distributions are recorded on the Schedule I of Form 5500 for corrective distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE J— TABERNA 401(k) PLAN

On December 11, 2006, Taberna Realty Finance Trust (“Taberna”) merged with the Company’s subsidiary and became the Company’s subsidiary. The Company assumed the Taberna 401(k) plan in connection with the Taberna merger. The Company is exploring whether and how to combine the Plan and the Taberna 401(k) plan into a single plan.

SUPPLEMENTAL INFORMATION

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819

Plan No. 001

SCHEDULE H, PART 4i — FORM 5500 — ASSETS HELD AT END OF YEAR

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
		Common Stock
*	RAIT Financial Trust	86,138 shares	$2,066,447	$2,970,041
		Total common stock		2,970,041
		Mutual Funds
	Fidelity Advisor Equity Growth Fund	108 units	**	5,505
	Fidelity Advisor Balanced Fund	24 units	**	393
	Fidelity Advisor Growth and Income Fund	61 units	**	1,195
	Fidelity Advisor Growth Opportunities Fund	68 units	**	2,376
	Fidelity Advisor Mid Cap Fund	271 units	**	6,756
	Fidelity Advisor Value Strategies Fund	130 units	**	3,952
	Fidelity Advisor Financial Services Fund	25 units	**	567
	Oppenheimer Capital Appreciation Fund	233 units	9,618	10,574
	Oppenheimer Balanced Fund	1,642 units	21,994	22,318
	Oppenheimer Main Street Fund	1,784 units	68,214	71,624
	Oppenheimer Main Street Opportunity Fund	4,541 units	62,853	66,077
	Oppenheimer Small Cap Value Fund	2,440 units	81,410	88,252
	Oppenheimer Value Fund	2,922 units	69,757	74,501
	Oppenheimer Strategic Income Fund	4,287 units	17,773	18,436
	Oppenheimer Commodity Strategy Total Return Fund	1,428 units	10,925	9,225
	Oppenheimer Main Street Small Cap Fund	1,708 units	35,760	36,953
	Oppenheimer Portfolio Series Conservative Investment Fund	252 units	2,668	2,716
	Oppenheimer Portfolio Series Moderate Investment Fund	5,111 units	55,049	57,402
	Oppenheimer Portfolio Series Equity Investor Fund	4,493 units	50,241	55,620
	Oppenheimer Portfolio Series Active Allocation Fund	5,625 units	61,657	66,379
	Oppenheimer International Diversified Fund	3,172 units	35,614	40,184
	Oppenheimer Global Fund	948 units	64,842	69,164
	Oppenheimer Growth Fund	1,402 units	38,996	43,413
	Oppenheimer Core Bond Fund	177 units	1,790	1,814
	Oppenheimer MidCap Fund	2,384 units	41,127	44,217

		Total mutual funds		799,613
*	Participant loans	7.00%	44,025	44,025

		Total investments		$3,813,679

*	Party-in-interest
**	Costs omitted for participant-directed funds

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819

Plan No. 001

SCHEDULE H, PART 4j — FORM 5500 — REPORTABLE (5%) TRANSACTIONS

Year ended December 31, 2006

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Category (ii) — series of transactions RAIT Investment Trust 401(k) Profit Sharing Plan	RAIT Financial Trust Common Shares (16 purchases)	$299,933	$—	$—	$—	$299,933	$299,933	$—

There were no category (i), (iii) or (iv) reportable transactions during the Plan year.

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819

Plan No. 001

SCHEDULE I, PART II 4a — FORM 5500 — NONEXEMPT TRANSACTIONS

Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expense incurred with transaction(*)	(h) Cost of asset	(i) Current value of asset on transaction date	(j) Net gain or (loss)(*)
RAIT Financial Trust	Plan sponsor and administrator	Failure to transmit to the plan any participant contributions within the time prescribed (3 pay periods)	$35,257	$—	$—	$13	$35,257	$35,257	$—

(*)	RAIT Financial Trust has filed the appropriate Form 5330 to calculate the Section 4975 tax on prohibited transactions, and has also paid the costs of the excise tax.

There were no category (i), (ii), (iii) or (iv) reportable transactions during the Plan year.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAIT INVESTMENT TRUST 401(k) PROFIT SHARING PLAN

By:	/s/ Ellen J. DiStefano	Date: June 29, 2007
ELLEN J. DISTEFANO, as trustee of the RAIT Investment Trust 401(k) Profit Sharing Plan

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Grant Thornton LLP.